# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Game Your Game Inc., CIK 0002111846
CUSIP: 364927103
Title of class of securities: Common Stock, par value $0.001 per share.
Address of issuer's principal executive offices: 405 Waverley Street, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002147119

## Reporting persons
- Grafiti Group LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 4,384,095; sole dispositive power 0; shared dispositive power 4,384,095; aggregate amount beneficially owned 4,384,095 (30.46% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,500,000 shares of common stock of the Issuer, par value $0.001 per share (the "Common Stock"), issuable upon the conversion of the Series A convertible preferred stock, par value $0.001 per share (the "Series A Preferred Stock"), beneficially owned by the Reporting Persons due to a beneficial ownership limitation of 9.99%.
- Nadir Ali: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,384,095; sole dispositive power 0; shared dispositive power 4,384,095; aggregate amount beneficially owned 4,384,095 (30.46% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,500,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons due to a beneficial ownership limitation of 9.99%.

## Item 1. Issuer
Name of issuer: Game Your Game Inc.
Address of issuer's principal executive offices: 405 Waverley Street, Palo Alto, CA 94301.

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Grafiti Group LLC ("Grafiti"), a Nevada limited liability company, with respect to shares of Common Stock (the "Shares") of Game Your Game, Inc. (the "Company") directly held by Grafiti; and (ii) Nadir Ali, the General Manager of Grafiti, with respect to the Shares directly held by Grafiti. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address for the principal business office of each of the Reporting Persons is 405 Waverley Street, Palo Alto, CA 94301.
Citizenship: Grafiti is organized under the laws of the State of Nevada. Nadir Ali is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The percentages set forth in Row 11 of the cover pages are calculated based upon 14,392,000 Shares outstanding as of September 4, 2026, as reported in the Company's Prospectus filed by the Company pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on September 16, 2026. The information set forth herein is presented as of September 30, 2026.
Percent of class:
Grafiti Group LLC: 30.46%; and
Nadir Ali: 30.46%.
Sole power to vote or to direct the vote:
Grafiti Group LLC: 0; and
Nadir Ali: 0.
Shared power to vote or to direct the vote:
Grafiti Group LLC: 4,384,095; and
Nadir Ali: 4,384,095.
Sole power to dispose or to direct the disposition:
Grafiti Group LLC: 0; and
Nadir Ali: 0.
Shared power to dispose or to direct the disposition:
Grafiti Group LLC: 4,384,095; and
Nadir Ali: 4,384,095.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Nadir Ali is the General Manager of Grafiti. Mr. Ali owns 1% of the outstanding equity interests of Grafiti and Mr. Ali is trustee for the Ali Family Charitable Trust, which owns 99% of the equity interests of Grafiti. As a result, the beneficiaries of the Ali Family Charitable Trust may have the right to receive the proceeds from the sale of the securities held by Grafiti.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Grafiti Group LLC: /s/ Nadir Ali, Nadir Ali, General Manager (11/13/2026)
- Nadir Ali: /s/ Nadir Ali, Nadir Ali (11/13/2026)